EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except ratios)

	Year Ended December 31,					Quarter Ended
	2005	2006	2007	2008	2009	April 3, 2010	July 3, 2010
	(Restated)

Net loss before income taxes	$(14,394)	$(27,674)	$(22,889)	$(18,858)	$(6,025)	$(4,586)	$(12,833)

Add: Fixed charges	801	2,579	2,780	3,178	2,974	689	951

Total loss	$(13,593)	$(25,095)	$(20,109)	$(15,680)	$(3,051)	$(3,897)	$(11,882)

Fixed charges:
Interest expense	$661	$2,394	$2,542	$2,923	$2,723	$619	$892
Estimated rent interest expense	140	185	238	255	251	70	59

Total fixed charges	$801	$2,579	$2,780	$3,178	$2,974	$689	$951

Ratio of earnings to fixed charges	—	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(14,394)	$(27,674)	$(22,889)	$(18,858)	$(6,025)	$(4,586)	$(12,833)